UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 10, 2026	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our filing at Market Observation Post System (MOPS) of Taiwan Stock Exchange Corporation (TWSE) on March 10, 2026.

Date of announcement: 2026/03/10

Subject: Announcement of the Company’s Board of Directors resolution for acquisition of building and facilities

Date of events: 2026/03/10

To which item it meets: Article 4, Paragraph 1, Item 20 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Building and facilities (Located at No. 6, Sec. 2, Huandong Rd., Xinshi Dist., Tainan City)
2.
Date of occurrence of the event: 2026/03/10~2026/03/10
3.
Date of the board of directors resolution: 2026/03/10
4.
Other approval date: Not applicable
5.
Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Building area: 34,316.15 square meters (equivalent to 10,380.64 ping)

Total transaction amount: NT$880 million

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterpart: INNOLUX Corporation;

Relation with the Company: None

7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract
11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Manner of deciding on this transaction: Price negotiation;

Reference basis for the decision on price: Appraisal report and market price;

Decision-making unit: Board of Directors.

12.
Name of the professional appraisal firm or company and its appraisal price:

China Real Estate Appraiser Firm/China Property Appraising Center CO., LTD.: appraisal value NT$851 million

13.
Name of the professional appraiser:

China Real Estate Appraiser Firm/China Property Appraising Center CO., LTD.: Hsieh,Dian-Ching / Yang,Kuang-Wu

14.
Practice certificate number of the professional appraiser:

China Real Estate Appraiser Firm: (99)TCG_NO.000149

15.
The appraisal report has a limited price, specific price, or special price: No
16.
An appraisal report has not yet been obtained: No
17.
Reason for an appraisal report not being obtained: Not applicable
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable
19.
Name of the CPA firm: Not applicable
20.
Name of the CPA: Not applicable
21.
Practice certificate number of the CPA: Not applicable
22.
Broker and broker’s fee: Not applicable
23.
Concrete purpose or use of the acquisition or disposal: For operation and production
24.
Any dissenting opinions of directors to the present transaction: None
25.
Whether the counterparty of the current transaction is a related party: No
26.
Date of ratification by supervisors or approval by the audit committee: 2026/3/10
27.
The transaction is to acquire a real property or right-of-use asset from a related party: No
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: Not applicable
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: Not applicable
30.
Date on which material information regarding the same event has been previously released: Not applicable
31.
Any other matters that need to be specified: None